EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Six Months	For the Years Ended
(Dollars in thousands, except ratios)	Ended June 25, 2006	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
Earnings from continuing operations before fixed charges

Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$141,591	$436,053	$476,405	$508,070	$504,433	$332,204
Distributed earnings from less than fifty-percent owned affiliates	4,066	9,132	14,990	9,299	6,459	14,859
Adjusted pre-tax earnings from continuing operations	145,657	445,185	491,395	517,369	510,892	347,063
Fixed charges less capitalized interest	35,732	65,566	55,151	57,752	60,023	64,069
Earnings from continuing operations before fixed charges	$181,389	$510,751	$546,546	$575,121	$570,915	$411,132

Fixed charges

Interest expense, net of capitalized interest	$29,961	$53,630	$44,191	$46,704	$48,697	$51,405
Capitalized interest	6,018	11,155	7,181	4,501	1,662	459
Portion of rentals representative of interest factor	5,771	11,936	10,960	11,048	11,326	12,664
Total fixed charges	$41,750	$76,721	$62,332	$62,253	$61,685	$64,528

Ratio of earnings to fixed charges	4.34	6.66	8.77	9.24	9.26	6.37

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 25, 2005.